Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: December 11, 2020

Body Text and 0 Headings Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 Enabling the Autonomous Vehicle Revolution 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 Investor Presentation 23,174,194 187,240,247 December 2020 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 1 1 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 Enabling the Autonomous Vehicle Revolution 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 Investor Presentation 23,174,194 187,240,247 December 2020 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 1 1 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Disclaimer Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Innoviz Technologies Ltd. (“the “Company” or Additional lines “Innoviz”) and Collective Growth Corporation (“Collective Growth”) and related transactions (the “Proposed Business Combination”) and for no other purpose. colours No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Innoviz, Collective Growth, Antara Capital LP or any of their respective subsidiaries, stockholders, affiliates, 139,223,234 Primary Six representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within 62,201,220 it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Innoviz or the Proposed Business Chart Colours Combination. Viewers of this Presentation should each make their own evaluation of Innoviz and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. 48,117,255 0,32,96 Forward-Looking Statements This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz and Collective Growth, including statements regarding the benefits of the transaction, the 176,182,191 anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” 124/133/148 “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the 96,103,115 risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the 207,210,215 shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party 160,186,237 valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the 97,140,225 outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and 23,174,194 changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. 187,240,247 You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual 216,244,248 events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations. 214,227,255 Extra colour 216/244/248 Additional Information and Where to Find It This Presentation relates to a proposed transaction between Innoviz and Collective Growth. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any 229,231,234 Company colour jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth 9/24/53 and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they 184,188,196 will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel. 2 2 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Disclaimer Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Innoviz Technologies Ltd. (“the “Company” or Additional lines “Innoviz”) and Collective Growth Corporation (“Collective Growth”) and related transactions (the “Proposed Business Combination”) and for no other purpose. colours No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Innoviz, Collective Growth, Antara Capital LP or any of their respective subsidiaries, stockholders, affiliates, 139,223,234 Primary Six representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within 62,201,220 it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Innoviz or the Proposed Business Chart Colours Combination. Viewers of this Presentation should each make their own evaluation of Innoviz and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. 48,117,255 0,32,96 Forward-Looking Statements This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz and Collective Growth, including statements regarding the benefits of the transaction, the 176,182,191 anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” 124/133/148 “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the 96,103,115 risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the 207,210,215 shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party 160,186,237 valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the 97,140,225 outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and 23,174,194 changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. 187,240,247 You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual 216,244,248 events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations. 214,227,255 Extra colour 216/244/248 Additional Information and Where to Find It This Presentation relates to a proposed transaction between Innoviz and Collective Growth. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any 229,231,234 Company colour jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth 9/24/53 and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they 184,188,196 will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel. 2 2 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Disclaimer Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Participants in Solicitation Additional lines Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s colours directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding 139,223,234 Primary Six paragraph. 62,201,220 Chart Colours Industry and Market Data 48,117,255 This presentation has been prepared by Innoviz and Collective Growth and includes market data and other statistical information from sources believed by Innoviz and Collective to be reliable, including independent industry publications, governmental publications or 0,32,96 other published independent sources. Some data is also based on the good faith estimates of Innoviz or Collective Growth, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Innoviz and Collective Growth believe these sources are reliable, Innoviz and Collective Growth have not independently verified the information and cannot guarantee its accuracy and completeness. Antara Capital LP has not made any verification of the market data and other 176,182,191 statistical information included in this presentation. 124/133/148 Financial Information; Non-GAAP Financial Measures 96,103,115 The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by Innoviz with the SEC and the proxy statement/prospectus contained therein. Some of the financial information and data contained in this Presentation, such as EBITDA and free cash flow, has not been prepared in accordance with United States generally accepted 207,210,215 accounting principles (“GAAP”). Innoviz and Collective Growth believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Innoviz’s financial condition and 160,186,237 results of operations. Innoviz’s management uses these non-GAAP measure for trend analyses and for budgeting and planning purposes. 97,140,225 Innoviz and Collective Growth believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in comparing Innoviz’s financial condition and results of operations with other similar companies, many of which present similar non- GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they 23,174,194 exclude significant expenses and income that are required by GAAP to be recorded in Innoviz’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are 187,240,247 excluded and included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Innoviz’s audited financial statements, which will be included in the registration statement. 216,244,248 No Offer or Solicitation This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the 214,227,255 Extra colour 216/244/248 securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. Use of Projections 229,231,234 Company colour Any financial information or projections in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. 9/24/53 While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those 184,188,196 contained in the projections. The inclusion of financial information or projections in this Presentation should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events. This Presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Innoviz, Collective Growth and other companies, which are the property of their respective owners. 3 3 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Disclaimer Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Participants in Solicitation Additional lines Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s colours directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding 139,223,234 Primary Six paragraph. 62,201,220 Chart Colours Industry and Market Data 48,117,255 This presentation has been prepared by Innoviz and Collective Growth and includes market data and other statistical information from sources believed by Innoviz and Collective to be reliable, including independent industry publications, governmental publications or 0,32,96 other published independent sources. Some data is also based on the good faith estimates of Innoviz or Collective Growth, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Innoviz and Collective Growth believe these sources are reliable, Innoviz and Collective Growth have not independently verified the information and cannot guarantee its accuracy and completeness. Antara Capital LP has not made any verification of the market data and other 176,182,191 statistical information included in this presentation. 124/133/148 Financial Information; Non-GAAP Financial Measures 96,103,115 The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by Innoviz with the SEC and the proxy statement/prospectus contained therein. Some of the financial information and data contained in this Presentation, such as EBITDA and free cash flow, has not been prepared in accordance with United States generally accepted 207,210,215 accounting principles (“GAAP”). Innoviz and Collective Growth believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Innoviz’s financial condition and 160,186,237 results of operations. Innoviz’s management uses these non-GAAP measure for trend analyses and for budgeting and planning purposes. 97,140,225 Innoviz and Collective Growth believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in comparing Innoviz’s financial condition and results of operations with other similar companies, many of which present similar non- GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they 23,174,194 exclude significant expenses and income that are required by GAAP to be recorded in Innoviz’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are 187,240,247 excluded and included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Innoviz’s audited financial statements, which will be included in the registration statement. 216,244,248 No Offer or Solicitation This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the 214,227,255 Extra colour 216/244/248 securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. Use of Projections 229,231,234 Company colour Any financial information or projections in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. 9/24/53 While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those 184,188,196 contained in the projections. The inclusion of financial information or projections in this Presentation should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events. This Presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Innoviz, Collective Growth and other companies, which are the property of their respective owners. 3 3 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings The Innoviz Team Background 255 Message Box, Making the Impossible Possible 231,230,230 Table Highlight Tablerow dividing 68,84,106 › 20+ years of experience in developing complex technologies Additional Omer Keilaf lines › Previously held senior management roles in start-ups, and led complex R&D projects colours Co-founder & Chief › Former senior officer in the Elite Technological Unit of the Intelligence Corps (“Unit 81”) 139,223,234 Primary Six Executive Officer 62,201,220 › BSc and MSc in Electrical Engineering and MBA from Tel Aviv University Chart Colours 48,117,255 0,32,96 › 20+ years at the intersection of Advanced Technologies, Products and Business 176,182,191 Oren Rosenzweig › Previously served as a consultant with the Boston Consulting Group advising leading technology companies 124/133/148 › Former senior officer in the Elite Technological Unit of the Intelligence Corps (“Unit 81”) Co-founder & Chief 96,103,115 › BSc in Electrical Engineering from the Technion and MBA from the University of Chicago Business Officer 207,210,215 160,186,237 97,140,225 23,174,194 › Previously held senior management roles in start-ups Oren Buskila 187,240,247 › Former senior officer in the Elite Technological Unit of the Intelligence Corps (“Unit 81”) 216,244,248 Co-founder & Chief R&D › BSc in Physics, BSc in Electrical Engineering, MSc in Electro-optical Engineering and MBA from Tel Aviv University Officer 214,227,255 Extra colour 216/244/248 229,231,234 › 20+ years of senior management roles in various high tech companies Company colour 9/24/53 Eldar Cegla › Extensive experience in equity- and debt-financing and managing Finance & Operations departments in technology 184,188,196 companies Chief Financial Officer › BSc in Chemistry (Cum Laude) from Tel Aviv University 4 4 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings The Innoviz Team Background 255 Message Box, Making the Impossible Possible 231,230,230 Table Highlight Tablerow dividing 68,84,106 › 20+ years of experience in developing complex technologies Additional Omer Keilaf lines › Previously held senior management roles in start-ups, and led complex R&D projects colours Co-founder & Chief › Former senior officer in the Elite Technological Unit of the Intelligence Corps (“Unit 81”) 139,223,234 Primary Six Executive Officer 62,201,220 › BSc and MSc in Electrical Engineering and MBA from Tel Aviv University Chart Colours 48,117,255 0,32,96 › 20+ years at the intersection of Advanced Technologies, Products and Business 176,182,191 Oren Rosenzweig › Previously served as a consultant with the Boston Consulting Group advising leading technology companies 124/133/148 › Former senior officer in the Elite Technological Unit of the Intelligence Corps (“Unit 81”) Co-founder & Chief 96,103,115 › BSc in Electrical Engineering from the Technion and MBA from the University of Chicago Business Officer 207,210,215 160,186,237 97,140,225 23,174,194 › Previously held senior management roles in start-ups Oren Buskila 187,240,247 › Former senior officer in the Elite Technological Unit of the Intelligence Corps (“Unit 81”) 216,244,248 Co-founder & Chief R&D › BSc in Physics, BSc in Electrical Engineering, MSc in Electro-optical Engineering and MBA from Tel Aviv University Officer 214,227,255 Extra colour 216/244/248 229,231,234 › 20+ years of senior management roles in various high tech companies Company colour 9/24/53 Eldar Cegla › Extensive experience in equity- and debt-financing and managing Finance & Operations departments in technology 184,188,196 companies Chief Financial Officer › BSc in Chemistry (Cum Laude) from Tel Aviv University 4 4 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Antara Capital, Perception Capital Partners and Collective Growth Corp. Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing Antara Capital 68,84,106 Additional lines › Founder and CIO, Antara Capital LP, an event driven credit and special situations hedge fund, with over $1 billion of AUM colours › Antara takes a partnership approach with management teams to create shareholder value, and has provided creative financing Himanshu Gulati 139,223,234 Primary Six solutions to a number of advanced stage technology companies 62,201,220 Founder and Chief Chart Colours › Mr. Gulati has over 18 years of experience as an investment professional specializing in underappreciated assets and complex 48,117,255 Investment Officer capital structures in public markets 0,32,96 › BA in Management with a concentration in Finance from Binghamton University 176,182,191 124/133/148 Perception Capital Partners 96,103,115 › 30 years of experience in investing in technology companies 207,210,215 › Managing Partner of Northern Pacific Group. Former Senior Managing Director at The Gores Group and investment banker at Scott Honour 160,186,237 UBS Warburg and Donaldson, Lufkin & Jenrette Chairman 97,140,225 › BS/BA in Business Administration/Economics from Pepperdine University and MBA from The Wharton School of the University 23,174,194 of Pennsylvania 187,240,247 216,244,248 › 25 years of operating experience with automotive industry focus James Sheridan › Held senior procurement positions at Ford Motor Company and led multiple purchasing transformations while at McKinsey 214,227,255 Extra colour 216/244/248 › BA in Economics from the College of the Holy Cross and MBA from Carnegie Mellon University Chief Executive Officer 229,231,234 Company colour 9/24/53 Collective Growth Corp. 184,188,196 › Founder and former Chairman of Canopy Growth Corporation, where he led over 31 acquisitions and $6 bn of capital raises Bruce Linton › Former CEO and current Co-Chairman of the Board of communications company Martello Technologies Corporation › Holds a Bachelor’s Degree from Carleton University Chief Executive Officer 5 5 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Antara Capital, Perception Capital Partners and Collective Growth Corp. Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing Antara Capital 68,84,106 Additional lines › Founder and CIO, Antara Capital LP, an event driven credit and special situations hedge fund, with over $1 billion of AUM colours › Antara takes a partnership approach with management teams to create shareholder value, and has provided creative financing Himanshu Gulati 139,223,234 Primary Six solutions to a number of advanced stage technology companies 62,201,220 Founder and Chief Chart Colours › Mr. Gulati has over 18 years of experience as an investment professional specializing in underappreciated assets and complex 48,117,255 Investment Officer capital structures in public markets 0,32,96 › BA in Management with a concentration in Finance from Binghamton University 176,182,191 124/133/148 Perception Capital Partners 96,103,115 › 30 years of experience in investing in technology companies 207,210,215 › Managing Partner of Northern Pacific Group. Former Senior Managing Director at The Gores Group and investment banker at Scott Honour 160,186,237 UBS Warburg and Donaldson, Lufkin & Jenrette Chairman 97,140,225 › BS/BA in Business Administration/Economics from Pepperdine University and MBA from The Wharton School of the University 23,174,194 of Pennsylvania 187,240,247 216,244,248 › 25 years of operating experience with automotive industry focus James Sheridan › Held senior procurement positions at Ford Motor Company and led multiple purchasing transformations while at McKinsey 214,227,255 Extra colour 216/244/248 › BA in Economics from the College of the Holy Cross and MBA from Carnegie Mellon University Chief Executive Officer 229,231,234 Company colour 9/24/53 Collective Growth Corp. 184,188,196 › Founder and former Chairman of Canopy Growth Corporation, where he led over 31 acquisitions and $6 bn of capital raises Bruce Linton › Former CEO and current Co-Chairman of the Board of communications company Martello Technologies Corporation › Holds a Bachelor’s Degree from Carleton University Chief Executive Officer 5 5 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Transaction Overview Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours › Innoviz to become publicly listed through business combination with Collective Growth Corporation (NASDAQ: CGRO) in a transaction 139,223,234 sponsored by Antara Capital LP and Perception Capital Partners LLC Primary Six 62,201,220 Chart Colours › CGRO is a publicly listed special purpose acquisition company with over $150m cash held in trust 48,117,255 Transaction 0,32,96 › Following the targeted closing of the transaction in the first quarter of 2021, the combined company is expected to be listed on NASDAQ Structure 176,182,191 under the ticker symbol “INVZ” 124/133/148 › Innoviz existing shareholders would retain 100% of their equity 96,103,115 207,210,215 › Innoviz existing shareholders and management would own c.71% of the combined entity post-closing 160,186,237 97,140,225 23,174,194 › Pro forma enterprise value of ~$1.0 billion, implying a 1.8x EV / 2025E revenue multiple, an attractive valuation versus peer averages 187,240,247 216,244,248 › Transaction is expected to provide up to $350 million in gross proceeds comprised of: › CGRO’s $150m of cash held in trust, assuming no redemption by public shareholders 214,227,255 Extra colour 216/244/248 Valuation & › $200 million fully committed ordinary share PIPE at $10.00 per share, led by Antara Capital and includes strategic investments from Financing 229,231,234 Magna International, Innoviz’s Tier-1 partner, Phoenix Insurance and other institutional investors Company colour 9/24/53 › Pro forma for the transaction, Innoviz is expected to have c.$370m cash on balance sheet 184,188,196 › No additional capital is expected to be required between now and achieving positive cash flow 6 6 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Transaction Overview Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours › Innoviz to become publicly listed through business combination with Collective Growth Corporation (NASDAQ: CGRO) in a transaction 139,223,234 sponsored by Antara Capital LP and Perception Capital Partners LLC Primary Six 62,201,220 Chart Colours › CGRO is a publicly listed special purpose acquisition company with over $150m cash held in trust 48,117,255 Transaction 0,32,96 › Following the targeted closing of the transaction in the first quarter of 2021, the combined company is expected to be listed on NASDAQ Structure 176,182,191 under the ticker symbol “INVZ” 124/133/148 › Innoviz existing shareholders would retain 100% of their equity 96,103,115 207,210,215 › Innoviz existing shareholders and management would own c.71% of the combined entity post-closing 160,186,237 97,140,225 23,174,194 › Pro forma enterprise value of ~$1.0 billion, implying a 1.8x EV / 2025E revenue multiple, an attractive valuation versus peer averages 187,240,247 216,244,248 › Transaction is expected to provide up to $350 million in gross proceeds comprised of: › CGRO’s $150m of cash held in trust, assuming no redemption by public shareholders 214,227,255 Extra colour 216/244/248 Valuation & › $200 million fully committed ordinary share PIPE at $10.00 per share, led by Antara Capital and includes strategic investments from Financing 229,231,234 Magna International, Innoviz’s Tier-1 partner, Phoenix Insurance and other institutional investors Company colour 9/24/53 › Pro forma for the transaction, Innoviz is expected to have c.$370m cash on balance sheet 184,188,196 › No additional capital is expected to be required between now and achieving positive cash flow 6 6 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

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Body Text and 0 Headings Innoviz at a Glance Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Tier 1 Additional lines Partnership colours Series A Tier 1 Tier 1 C Samples Selection by BMW 139,223,234 Primary Six $9 Million Partnership Partnership Production Founded for Series Production 62,201,220 Chart Colours 48,117,255 0,32,96 2016 2017 2018 2019 2020 176,182,191 124/133/148 InnovizOne InnovizTwo Series B Series C Tier 1 Announced Announced 96,103,115 $73 Million $169 Million Partnership 207,210,215 160,186,237 97,140,225 23,174,194 Unique Offering Partnerships with Tier 1 Global Presence $251 Million 187,240,247 c. 280 Employees Capital Raised Companies and OEM Partners 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 InnovizOne Perception 8 8 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Innoviz at a Glance Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Tier 1 Additional lines Partnership colours Series A Tier 1 Tier 1 C Samples Selection by BMW 139,223,234 Primary Six $9 Million Partnership Partnership Production Founded for Series Production 62,201,220 Chart Colours 48,117,255 0,32,96 2016 2017 2018 2019 2020 176,182,191 124/133/148 InnovizOne InnovizTwo Series B Series C Tier 1 Announced Announced 96,103,115 $73 Million $169 Million Partnership 207,210,215 160,186,237 97,140,225 23,174,194 Unique Offering Partnerships with Tier 1 Global Presence $251 Million 187,240,247 c. 280 Employees Capital Raised Companies and OEM Partners 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 InnovizOne Perception 8 8 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Innoviz Was Built Around the Values of “Unit 81” Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Unparalleled Concentration of Additional lines colours Unit 81 Talent 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 › Unit 81 is Israel’s most elite technology unit in the Israeli 0,32,96 Omer Keilaf Oren Rosenzweig Defense Forces 176,182,191 Co-founder, Chief Co-founder, Chief 124/133/148 Executive Officer Business Officer › Complex technology across multi-disciplinary fields 96,103,115 207,210,215 › Uncompromising level of reliability David Elooz Oren Buskila 160,186,237 97,140,225 Chief Photonics Co-founder, Chief › Unit 81 values of excellence, quality and speed are core to 23,174,194 Officer R&D Officer Innoviz 187,240,247 216,244,248 › “Making the Impossible Possible” 25% of Innoviz’s R&D Force are alumni of Unit 81 214,227,255 Extra colour 216/244/248 Dozens of companies started by alumni of Unit 81 R&D 229,231,234 Company colour 9/24/53 S&M R&D G&A 184,188,196 72% Operations c.280 Employees 9 9 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Innoviz Was Built Around the Values of “Unit 81” Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Unparalleled Concentration of Additional lines colours Unit 81 Talent 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 › Unit 81 is Israel’s most elite technology unit in the Israeli 0,32,96 Omer Keilaf Oren Rosenzweig Defense Forces 176,182,191 Co-founder, Chief Co-founder, Chief 124/133/148 Executive Officer Business Officer › Complex technology across multi-disciplinary fields 96,103,115 207,210,215 › Uncompromising level of reliability David Elooz Oren Buskila 160,186,237 97,140,225 Chief Photonics Co-founder, Chief › Unit 81 values of excellence, quality and speed are core to 23,174,194 Officer R&D Officer Innoviz 187,240,247 216,244,248 › “Making the Impossible Possible” 25% of Innoviz’s R&D Force are alumni of Unit 81 214,227,255 Extra colour 216/244/248 Dozens of companies started by alumni of Unit 81 R&D 229,231,234 Company colour 9/24/53 S&M R&D G&A 184,188,196 72% Operations c.280 Employees 9 9 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Innoviz Was First To Win An OEM Production Contract For L3 LiDAR Background 255 Message Box, Awarded BMW Series Production Program for multiple vehicle lines 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 › Multi-year development 216,244,248 › Hundreds of millions of dollars spent 214,227,255 Extra colour 216/244/248 › Hundreds of top engineers 229,231,234 Company colour 9/24/53 › Tens of millions of kilometers driven for validation 184,188,196 › Only selected OEMs are able to go through such a long and rigorous process 10 10 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Innoviz Was First To Win An OEM Production Contract For L3 LiDAR Background 255 Message Box, Awarded BMW Series Production Program for multiple vehicle lines 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 › Multi-year development 216,244,248 › Hundreds of millions of dollars spent 214,227,255 Extra colour 216/244/248 › Hundreds of top engineers 229,231,234 Company colour 9/24/53 › Tens of millions of kilometers driven for validation 184,188,196 › Only selected OEMs are able to go through such a long and rigorous process 10 10 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings However, Level 2+ is the Largest Opportunity in the Next 10 Years Background 255 Message Box, 231,230,230 Table Highlight Vehicles (in millions)¹ Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 44 12 million L2 and 3 million 62,201,220 Chart Colours 38 L3 vehicles by 2025 48,117,255 0,32,96 16 32 12 27 176,182,191 9 3 124/133/148 21 3 6 4 17 96,103,115 3 4 2 207,210,215 4 12 1 3 26 7 22 160,186,237 2 1 19 17 4 15 97,140,225 1 12 1 1 3 9 6 23,174,194 1 1 187,240,247 2020E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E 216,244,248 Level2 Level3 Level5 Level4 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 HANDS OFF, MIND OFF PASSENGER HANDS TEMP. OFF EYES TEMP. OFF HANDS OFF, EYES OFF FULLY AUTOMATED AUTONOMOUS PARTLY AUTOMATED HIGHLY AUTOMATED ¹ Source: Company analysis; IHS Markit; Frost & Sullivan: LiDAR for Automotive and Industrial Applications report; Yole Développement, 2020 Note: Level 2+ (“L2+”), Level 3 (“L3”). 11 11 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings However, Level 2+ is the Largest Opportunity in the Next 10 Years Background 255 Message Box, 231,230,230 Table Highlight Vehicles (in millions)¹ Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 44 12 million L2 and 3 million 62,201,220 Chart Colours 38 L3 vehicles by 2025 48,117,255 0,32,96 16 32 12 27 176,182,191 9 3 124/133/148 21 3 6 4 17 96,103,115 3 4 2 207,210,215 4 12 1 3 26 7 22 160,186,237 2 1 19 17 4 15 97,140,225 1 12 1 1 3 9 6 23,174,194 1 1 187,240,247 2020E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E 216,244,248 Level2 Level3 Level5 Level4 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 HANDS OFF, MIND OFF PASSENGER HANDS TEMP. OFF EYES TEMP. OFF HANDS OFF, EYES OFF FULLY AUTOMATED AUTONOMOUS PARTLY AUTOMATED HIGHLY AUTOMATED ¹ Source: Company analysis; IHS Markit; Frost & Sullivan: LiDAR for Automotive and Industrial Applications report; Yole Développement, 2020 Note: Level 2+ (“L2+”), Level 3 (“L3”). 11 11 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings But L2+ is Still Not Safe… Background 255 Message Box, 231,230,230 Will not scale without solving serious safety issues first Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 Driver trying to warn 176,182,191 oncoming cars 124/133/148 96,103,115 1 207,210,215 1 Truck not detected due to saturated camera A LiDAR would have prevented this accident 160,186,237 97,140,225 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Direct sun Rain Dark Company colour 9/24/53 184,188,196 1 Illustrative LiDAR image recreation of the incident's camera image. 12 12 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings But L2+ is Still Not Safe… Background 255 Message Box, 231,230,230 Will not scale without solving serious safety issues first Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 Driver trying to warn 176,182,191 oncoming cars 124/133/148 96,103,115 1 207,210,215 1 Truck not detected due to saturated camera A LiDAR would have prevented this accident 160,186,237 97,140,225 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Direct sun Rain Dark Company colour 9/24/53 184,188,196 1 Illustrative LiDAR image recreation of the incident's camera image. 12 12 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Innoviz’s L3 Technology is Also Affordable for L2+ Background 255 Message Box, 231,230,230 Table Highlight Current Next Generation Tablerow dividing 68,84,106 Additional lines InnovizTwo colours InnovizOne 139,223,234 70% Cost Primary Six 62,201,220 Chart Colours 48,117,255 Reduction 0,32,96 176,182,191 124/133/148 › 0.1x0.1° (256 Lines) › 0.1°x0.1° (256 Lines) 96,103,115 › 100x25° 207,210,215 › 115°x25° › Longer Range and Smaller Size 160,186,237 › Price & Price fit for Level 3-5 97,140,225 › Price & Price fit for Level 2-5 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 13 13 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner. Body Text and 0 Headings Innoviz’s L3 Technology is Also Affordable for L2+ Background 255 Message Box, 231,230,230 Table Highlight Current Next Generation Tablerow dividing 68,84,106 Additional lines InnovizTwo colours InnovizOne 139,223,234 70% Cost Primary Six 62,201,220 Chart Colours 48,117,255 Reduction 0,32,96 176,182,191 124/133/148 › 0.1x0.1° (256 Lines) › 0.1°x0.1° (256 Lines) 96,103,115 › 100x25° 207,210,215 › 115°x25° › Longer Range and Smaller Size 160,186,237 › Price & Price fit for Level 3-5 97,140,225 › Price & Price fit for Level 2-5 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 13 13 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.

Body Text and 0 Headings L2+ Transforms Into L3 Through Software Updates Background 255 Message Box, Major cost reduction in Innoviz’s high-end LiDAR to put market on track towards autonomous driving 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines Safe & Collect Data Software colours 139,223,234 Primary Six 62,201,220 Affordable L2+ & Validate Upgrade to L3 Chart Colours 48,117,255 0,32,96 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 14 14 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings L2+ Transforms Into L3 Through Software Updates Background 255 Message Box, Major cost reduction in Innoviz’s high-end LiDAR to put market on track towards autonomous driving 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines Safe & Collect Data Software colours 139,223,234 Primary Six 62,201,220 Affordable L2+ & Validate Upgrade to L3 Chart Colours 48,117,255 0,32,96 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 14 14 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Innoviz Uniquely Meets All Automotive OEM Requirements Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours Real Automotive-Grade 48,117,255 Superior 0,32,96 Certified by BMW and Performance 176,182,191 Tier 1 Partners 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 Most Advanced 216,244,248 Affordable Automotive-Grade 214,227,255 Extra colour 216/244/248 Pricing Perception 229,231,234 Company colour 9/24/53 184,188,196 Multiple Tier 1 Partners Enabling Market Penetration 15 15 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Innoviz Uniquely Meets All Automotive OEM Requirements Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours Real Automotive-Grade 48,117,255 Superior 0,32,96 Certified by BMW and Performance 176,182,191 Tier 1 Partners 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 Most Advanced 216,244,248 Affordable Automotive-Grade 214,227,255 Extra colour 216/244/248 Pricing Perception 229,231,234 Company colour 9/24/53 184,188,196 Multiple Tier 1 Partners Enabling Market Penetration 15 15 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Proprietary Headings technology Innovation Comes From Those Who Dare Background 255 Enabling Message Box, Ground-up approach solving the performance-cost challenge 231,230,230 low costs Table Highlight High Performance Industry-Leading Tablerow dividing 68,84,106 Additional lines Proprietary Architecture LiDAR Perception colours 139,223,234 Primary Six › Proprietary MEMS 62,201,220 Chart Colours › High Field-Of-View Scanning MEMS 48,117,255 0,32,96 › Solid-State 176,182,191 124/133/148 › High Resolution 96,103,115 207,210,215 › High Sensitivity DETECTOR 160,186,237 › Long Range 97,140,225 23,174,194 187,240,247 › Proprietary Signal Processing Signal Processing Signal 216,244,248 ASIC › Immunity to Crosstalk and Processing Ambient Light ASIC 214,227,255 Extra colour 216/244/248 › Object Detection and Classification (Cars, Trucks, 229,231,234 › Small form-factor Company colour 9/24/53 Pedestrians, Motorcycles, unknown moving objects) › Low cost 184,188,196 › Shape, Orientation and Occlusion status › Superior performance / 256 lines @10Hz › Absolute and Relative Velocity & Acceleration Proprietary and Efficient Design to Unlock the Mass Market 16 16 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Proprietary Headings technology Innovation Comes From Those Who Dare Background 255 Enabling Message Box, Ground-up approach solving the performance-cost challenge 231,230,230 low costs Table Highlight High Performance Industry-Leading Tablerow dividing 68,84,106 Additional lines Proprietary Architecture LiDAR Perception colours 139,223,234 Primary Six › Proprietary MEMS 62,201,220 Chart Colours › High Field-Of-View Scanning MEMS 48,117,255 0,32,96 › Solid-State 176,182,191 124/133/148 › High Resolution 96,103,115 207,210,215 › High Sensitivity DETECTOR 160,186,237 › Long Range 97,140,225 23,174,194 187,240,247 › Proprietary Signal Processing Signal Processing Signal 216,244,248 ASIC › Immunity to Crosstalk and Processing Ambient Light ASIC 214,227,255 Extra colour 216/244/248 › Object Detection and Classification (Cars, Trucks, 229,231,234 › Small form-factor Company colour 9/24/53 Pedestrians, Motorcycles, unknown moving objects) › Low cost 184,188,196 › Shape, Orientation and Occlusion status › Superior performance / 256 lines @10Hz › Absolute and Relative Velocity & Acceleration Proprietary and Efficient Design to Unlock the Mass Market 16 16 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Proprietary Headings technology Industry-Leading LiDAR-Based Perception Software Background 255 Enabling Message Box, 231,230,230 low costs Table Highlight Built on Proprietary Innoviz’s Tablerow dividing 68,84,106 Additional Building Blocks Perception Software lines colours 139,223,234 Primary Six 62,201,220 › Most Mature LiDAR-based perception software – with Chart Colours 48,117,255 over 4 years of development 0,32,96 176,182,191 › Automotive-Grade – automotive spice implementation 124/133/148 96,103,115 › Millions of object data are collected 207,210,215 160,186,237 97,140,225 › Ability To Leverage Existing Partners – automotive Tier 23,174,194 1s and OEMs 187,240,247 Signal Processing 216,244,248 ASIC › Lean Algorithms – optimized to run on lean low-cost 214,227,255 Extra colour 216/244/248 automotive-grade chip 229,231,234 Company colour › Enables L3 Driving – best-in-class accuracy 9/24/53 184,188,196 *Offered at market price as benchmarked by the camera sector (~$50) 17 17 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Proprietary Headings technology Industry-Leading LiDAR-Based Perception Software Background 255 Enabling Message Box, 231,230,230 low costs Table Highlight Built on Proprietary Innoviz’s Tablerow dividing 68,84,106 Additional Building Blocks Perception Software lines colours 139,223,234 Primary Six 62,201,220 › Most Mature LiDAR-based perception software – with Chart Colours 48,117,255 over 4 years of development 0,32,96 176,182,191 › Automotive-Grade – automotive spice implementation 124/133/148 96,103,115 › Millions of object data are collected 207,210,215 160,186,237 97,140,225 › Ability To Leverage Existing Partners – automotive Tier 23,174,194 1s and OEMs 187,240,247 Signal Processing 216,244,248 ASIC › Lean Algorithms – optimized to run on lean low-cost 214,227,255 Extra colour 216/244/248 automotive-grade chip 229,231,234 Company colour › Enables L3 Driving – best-in-class accuracy 9/24/53 184,188,196 *Offered at market price as benchmarked by the camera sector (~$50) 17 17 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Background 255 Layered Patent Structure Protects Innoviz Unique IP Message Box, From Chip Level to System 231,230,230 Table Highlight Tablerow dividing 68,84,106 Areas of Jurisdiction Additional lines Granted/ colours In Process 66 17 5 (US/EU/China/Japan/Korea) Allowed 139,223,234 Primary Six 62,201,220 Proprietary design of Innoviz unique silicon Chart Colours 48,117,255 components with sole ownership and access, patent protected 0,32,96 System Architecture LiDAR Algo Perception Algo 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 MEMS 97,140,225 23,174,194 187,240,247 216,244,248 Optics 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 ASIC Lasers Detector 18 18 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Background 255 Layered Patent Structure Protects Innoviz Unique IP Message Box, From Chip Level to System 231,230,230 Table Highlight Tablerow dividing 68,84,106 Areas of Jurisdiction Additional lines Granted/ colours In Process 66 17 5 (US/EU/China/Japan/Korea) Allowed 139,223,234 Primary Six 62,201,220 Proprietary design of Innoviz unique silicon Chart Colours 48,117,255 components with sole ownership and access, patent protected 0,32,96 System Architecture LiDAR Algo Perception Algo 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 MEMS 97,140,225 23,174,194 187,240,247 216,244,248 Optics 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 ASIC Lasers Detector 18 18 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 19 19 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 0,32,96 176,182,191 124/133/148 96,103,115 207,210,215 160,186,237 97,140,225 23,174,194 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 229,231,234 Company colour 9/24/53 184,188,196 19 19 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings “Automotive Grade” – More Than Just a Buzzword Background 255 Message Box, The only certified automotive-grade high-performance LiDAR on the market in the near future 231,230,230 Table Highlight ISO 26262 Tablerow dividing 68,84,106 Additional lines Automotive Functional Safety – Q4’20 colours Thermal Shock ISO 9001:2015 IATF 16949:2016 139,223,234 Primary Six Automotive SPICE Window Resilience 62,201,220 Chart Colours 48,117,255 Q2’21 0,32,96 By Q4’20 Water Seal 176,182,191 Vibration 124/133/148 Verband der 96,103,115 Automobilindustria 6 207,210,215 160,186,237 Quality Management in the 97,140,225 Automotive Industry 23,174,194 187,240,247 Process Audit Water Pressure 216,244,248 Wind 214,227,255 Extra colour 216/244/248 Mechanical Shock • BMW certification process is one of the most rigorous in the industry 229,231,234 Company colour 9/24/53 Salt Spray 184,188,196 • Continuous and extensive auditing by BMW and Magna over the past 3 years EMC • Millions of kilometers required to successfully complete validation 20 20 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings “Automotive Grade” – More Than Just a Buzzword Background 255 Message Box, The only certified automotive-grade high-performance LiDAR on the market in the near future 231,230,230 Table Highlight ISO 26262 Tablerow dividing 68,84,106 Additional lines Automotive Functional Safety – Q4’20 colours Thermal Shock ISO 9001:2015 IATF 16949:2016 139,223,234 Primary Six Automotive SPICE Window Resilience 62,201,220 Chart Colours 48,117,255 Q2’21 0,32,96 By Q4’20 Water Seal 176,182,191 Vibration 124/133/148 Verband der 96,103,115 Automobilindustria 6 207,210,215 160,186,237 Quality Management in the 97,140,225 Automotive Industry 23,174,194 187,240,247 Process Audit Water Pressure 216,244,248 Wind 214,227,255 Extra colour 216/244/248 Mechanical Shock • BMW certification process is one of the most rigorous in the industry 229,231,234 Company colour 9/24/53 Salt Spray 184,188,196 • Continuous and extensive auditing by BMW and Magna over the past 3 years EMC • Millions of kilometers required to successfully complete validation 20 20 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings The Only LiDAR Company That Meets Both Performance Background 255 Message Box, AND Cost Requirements 231,230,230 Table Highlight Tablerow dividing 68,84,106 Level 2+ Price Barrier of $500 Level 3-4 Price Barrier of $1,000 Additional lines colours 139,223,234 Primary Six 62,201,220 Competitor A Competitor B Competitor C Chart Colours InnovizTwo (Tier 1) (Tier 1) InnovizTwo InnovizSLR (Tier 2) 48,117,255 0,32,96 Performance 250m 150m 40m Performance 250m 250m 250m 176,182,191 Number of lines Number of lines 124/133/148 256 16 32 256 400 64 @10Hz @10Hz 96,103,115 No 207,210,215 Ability to detect No Ability to detect No Yes Limited range Yes Yes 160,186,237 small objects Limited resolution small objects Limited resolution and resolution 97,140,225 Size (cm) 10x5x5 12x10x8 10x12x6.5 23,174,194 Size (cm) 10x5x5 10x10x5 30x18x8 Volume (liters) (0.25L) (0.96L) (0.78L) Volume (litres) (0.25L) (0. 50L) (4.32L) 187,240,247 216,244,248 Solid state – MEMS Flash – Solid state – Mechanical 1550nm, Technology Mechanical – 905nm Technology 905nm 1064nm MEMS 905nm high cost challenges 214,227,255 Extra colour 216/244/248 T1 Partners – LiDAR and SW automotive T1 Partners Tier1 Tier1 NA 229,231,234 Company colour validation and 9/24/53 And Others integration And Others 184,188,196 Source: Company data and competitors’ website, analysis of core technology’s physics Competitor C offers the Perception Can’t support path to L3 Software for an additional >$400; too expensive for L2+ 21 21 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings The Only LiDAR Company That Meets Both Performance Background 255 Message Box, AND Cost Requirements 231,230,230 Table Highlight Tablerow dividing 68,84,106 Level 2+ Price Barrier of $500 Level 3-4 Price Barrier of $1,000 Additional lines colours 139,223,234 Primary Six 62,201,220 Competitor A Competitor B Competitor C Chart Colours InnovizTwo (Tier 1) (Tier 1) InnovizTwo InnovizSLR (Tier 2) 48,117,255 0,32,96 Performance 250m 150m 40m Performance 250m 250m 250m 176,182,191 Number of lines Number of lines 124/133/148 256 16 32 256 400 64 @10Hz @10Hz 96,103,115 No 207,210,215 Ability to detect No Ability to detect No Yes Limited range Yes Yes 160,186,237 small objects Limited resolution small objects Limited resolution and resolution 97,140,225 Size (cm) 10x5x5 12x10x8 10x12x6.5 23,174,194 Size (cm) 10x5x5 10x10x5 30x18x8 Volume (liters) (0.25L) (0.96L) (0.78L) Volume (litres) (0.25L) (0. 50L) (4.32L) 187,240,247 216,244,248 Solid state – MEMS Flash – Solid state – Mechanical 1550nm, Technology Mechanical – 905nm Technology 905nm 1064nm MEMS 905nm high cost challenges 214,227,255 Extra colour 216/244/248 T1 Partners – LiDAR and SW automotive T1 Partners Tier1 Tier1 NA 229,231,234 Company colour validation and 9/24/53 And Others integration And Others 184,188,196 Source: Company data and competitors’ website, analysis of core technology’s physics Competitor C offers the Perception Can’t support path to L3 Software for an additional >$400; too expensive for L2+ 21 21 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Global Manufacturing Capabilities and Supply Chain Already in Place Efficient combination of contract manufacturing and Tier 1s coupled with global supply base for the different components 22 © Innoviz Technologies Ltd. 2019 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner. Global Manufacturing Capabilities and Supply Chain Already in Place Efficient combination of contract manufacturing and Tier 1s coupled with global supply base for the different components 22 © Innoviz Technologies Ltd. 2019 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.

Body Text and 0 Headings Innoviz Product Portfolio Spans All Key LIDAR Markets Background 255 Message Box, 231,230,230 Table Highlight Robotaxis & Shuttles Trucking Tablerow dividing Consumer Vehicles 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 InnovizOne InnovizOne InnovizOne Chart Colours 48,117,255 0,32,96 InnovizTwo InnovizTwo InnovizTwo 176,182,191 124/133/148 96,103,115 SLR SLR SLR 207,210,215 160,186,237 97,140,225 23,174,194 Heavy Machinery Logistics & Sidewalk Delivery Industrial Drones 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 InnovizOne InnovizOne InnovizOne 229,231,234 Company colour 9/24/53 InnovizTwo InnovizTwo InnovizTwo 184,188,196 SLR Notes: Logos are for illustrative purpose and represent target eco-system 23 23 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Innoviz Product Portfolio Spans All Key LIDAR Markets Background 255 Message Box, 231,230,230 Table Highlight Robotaxis & Shuttles Trucking Tablerow dividing Consumer Vehicles 68,84,106 Additional lines colours 139,223,234 Primary Six 62,201,220 InnovizOne InnovizOne InnovizOne Chart Colours 48,117,255 0,32,96 InnovizTwo InnovizTwo InnovizTwo 176,182,191 124/133/148 96,103,115 SLR SLR SLR 207,210,215 160,186,237 97,140,225 23,174,194 Heavy Machinery Logistics & Sidewalk Delivery Industrial Drones 187,240,247 216,244,248 214,227,255 Extra colour 216/244/248 InnovizOne InnovizOne InnovizOne 229,231,234 Company colour 9/24/53 InnovizTwo InnovizTwo InnovizTwo 184,188,196 SLR Notes: Logos are for illustrative purpose and represent target eco-system 23 23 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Robust Sales Funnel Covers Entire Addressable Market Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines Tangible Opportunities colours › Funnel towards multi-year series production contracts 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 › All projected revenues of Innoviz are from parties in the sales funnel 0,32,96 176,182,191 124/133/148 › In multiple cases, RFQs are defined based on price performance balance that only Innoviz can provide 96,103,115 207,210,215 2025E LiDARs 2025E LiDARs 160,186,237 Multi-Year Contracts Funnel 97,140,225 Sold by Vertical (revenues) Sold by Stage (revenues) 23,174,194 187,240,247 L2+ 36 Evaluation 216,244,248 7% 8% Awarded L3 8% 34% 4% RFQ Robotaxi/Shuttle 214,227,255 Extra colour 216/244/248 39% 26% 13 RFI $581m $581m RFI 14% Trucking Total Total 229,231,234 Evaluation Company colour 9/24/53 Others 13% 12 RFQ Engaged Software 19% 184,188,196 28% Source: Company estimates. 24 24 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Robust Sales Funnel Covers Entire Addressable Market Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines Tangible Opportunities colours › Funnel towards multi-year series production contracts 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 › All projected revenues of Innoviz are from parties in the sales funnel 0,32,96 176,182,191 124/133/148 › In multiple cases, RFQs are defined based on price performance balance that only Innoviz can provide 96,103,115 207,210,215 2025E LiDARs 2025E LiDARs 160,186,237 Multi-Year Contracts Funnel 97,140,225 Sold by Vertical (revenues) Sold by Stage (revenues) 23,174,194 187,240,247 L2+ 36 Evaluation 216,244,248 7% 8% Awarded L3 8% 34% 4% RFQ Robotaxi/Shuttle 214,227,255 Extra colour 216/244/248 39% 26% 13 RFI $581m $581m RFI 14% Trucking Total Total 229,231,234 Evaluation Company colour 9/24/53 Others 13% 12 RFQ Engaged Software 19% 184,188,196 28% Source: Company estimates. 24 24 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

\\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 20.08.02 New Investor Presentation\Graphics\A I\04 Dividers.ai Financial \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 Overview 20.08.02 New Investor Presentation\Graphics\J PEG\ 1/8/20 \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 20.08.02 New Investor Presentation\Graphics\A I\04 Dividers.ai Financial \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 Overview 20.08.02 New Investor Presentation\Graphics\J PEG\ 1/8/20

Body Text and 0 Headings Summary P&L and Cash Flow Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight FYE December 2020E 2021E 2022E 2023E 2024E 2025E Tablerow dividing 68,84,106 Additional lines Hardware Income 5 9 23 75 220 539 colours Software Income - - - 4 17 43 139,223,234 Primary Six Total Revenue 5 9 23 79 237 581 62,201,220 Chart Colours Growth (%) 90% 161% 238% 199% 146% 48,117,255 COGS 5 8 17 44 118 281 0,32,96 Gross Profit 0 1 6 35 118 300 176,182,191 Gross Profit Margin (%) 4% 10% 26% 45% 50% 52% 124/133/148 OPEX 96,103,115 R&D 53 71 73 75 80 87 207,210,215 S&M 6 9 11 14 19 28 160,186,237 G&A 9 11 11 14 15 16 97,140,225 Total OPEX 68 90 95 103 114 131 23,174,194 Total OPEX as % of Revenues 1,445% 1,005% 407% 130% 48% 23% 187,240,247 216,244,248 EBIT (68) (89) (89) (67) 4 169 EBIT Margin (%) (1,440)% (995)% (380)% (85)% 2% 29% 214,227,255 Extra colour 216/244/248 Depreciation & Amortization 3 3 4 6 8 10 EBITDA (65) (87) (85) (62) 12 179 229,231,234 EBITDA Margin (%) (1,384)% (964)% (363)% (78)% 5% 31% Company colour 9/24/53 Free Cash Flow 184,188,196 Net Operating Cash Flow (65) (84) (85) (69) (19) 104 Total Capital Expenditure (4) (6) (8) (14) (19) (29) Free Cash Flow (69) (90) (93) (82) (38) 75 Note: Preliminary management projections 26 26 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Summary P&L and Cash Flow Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight FYE December 2020E 2021E 2022E 2023E 2024E 2025E Tablerow dividing 68,84,106 Additional lines Hardware Income 5 9 23 75 220 539 colours Software Income - - - 4 17 43 139,223,234 Primary Six Total Revenue 5 9 23 79 237 581 62,201,220 Chart Colours Growth (%) 90% 161% 238% 199% 146% 48,117,255 COGS 5 8 17 44 118 281 0,32,96 Gross Profit 0 1 6 35 118 300 176,182,191 Gross Profit Margin (%) 4% 10% 26% 45% 50% 52% 124/133/148 OPEX 96,103,115 R&D 53 71 73 75 80 87 207,210,215 S&M 6 9 11 14 19 28 160,186,237 G&A 9 11 11 14 15 16 97,140,225 Total OPEX 68 90 95 103 114 131 23,174,194 Total OPEX as % of Revenues 1,445% 1,005% 407% 130% 48% 23% 187,240,247 216,244,248 EBIT (68) (89) (89) (67) 4 169 EBIT Margin (%) (1,440)% (995)% (380)% (85)% 2% 29% 214,227,255 Extra colour 216/244/248 Depreciation & Amortization 3 3 4 6 8 10 EBITDA (65) (87) (85) (62) 12 179 229,231,234 EBITDA Margin (%) (1,384)% (964)% (363)% (78)% 5% 31% Company colour 9/24/53 Free Cash Flow 184,188,196 Net Operating Cash Flow (65) (84) (85) (69) (19) 104 Total Capital Expenditure (4) (6) (8) (14) (19) (29) Free Cash Flow (69) (90) (93) (82) (38) 75 Note: Preliminary management projections 26 26 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Gross Profit and EBITDA Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines 31% 52% colours 50% 5% 300 139,223,234 Primary Six 62,201,220 45% Chart Colours 48,117,255 0,32,96 (78)% 179 176,182,191 124/133/148 96,103,115 207,210,215 26% 160,186,237 97,140,225 23,174,194 118 12 187,240,247 216,244,248 10% 214,227,255 Extra colour 216/244/248 35 (63) (65) 4% (89) (87) 229,231,234 Company colour 9/24/53 6 (363)% 0 1 184,188,196 2020 2021 2022 2023 2024 2025 2020 2021 2022 2023 2024 2025 Gross Profit EBITDA Gross Margin EBITDA Margin Note: Preliminary management projections 27 27 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Gross Profit and EBITDA Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines 31% 52% colours 50% 5% 300 139,223,234 Primary Six 62,201,220 45% Chart Colours 48,117,255 0,32,96 (78)% 179 176,182,191 124/133/148 96,103,115 207,210,215 26% 160,186,237 97,140,225 23,174,194 118 12 187,240,247 216,244,248 10% 214,227,255 Extra colour 216/244/248 35 (63) (65) 4% (89) (87) 229,231,234 Company colour 9/24/53 6 (363)% 0 1 184,188,196 2020 2021 2022 2023 2024 2025 2020 2021 2022 2023 2024 2025 Gross Profit EBITDA Gross Margin EBITDA Margin Note: Preliminary management projections 27 27 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

\\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 20.08.02 New Investor Presentation\Graphics\A I\04 Dividers.ai Transaction \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 Overview 20.08.02 New Investor Presentation\Graphics\J PEG\ 1/8/20 \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 20.08.02 New Investor Presentation\Graphics\A I\04 Dividers.ai Transaction \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 Overview 20.08.02 New Investor Presentation\Graphics\J PEG\ 1/8/20

Body Text and 0 Headings Transaction Overview Background 255 Message Box, Pro Forma Equity Ownership 231,230,230 Table Highlight 3 Sources ($m) Uses ($m) Pro Forma Valuation Tablerow dividing 68,84,106 Additional lines colours Equity of Existing Innoviz Equity of Existing Innoviz $975 $975 Share Price $10.00 Shareholders Shareholders 139,223,234 Primary Six 62,201,220 1 Chart Colours SPAC Cash in Trust $150 Cash to Balance Sheet $370 x Pro Forma Shares Outstanding (M) 140.3 48,117,255 0,32,96 Total PIPE Proceeds $200 Estimated Fees and Expenses $30 Market Cap ($M) $1,403 176,182,191 2 Existing Innoviz Cash $50 Less: Net Cash ($M) $(370) 124/133/148 96,103,115 Total Sources $1,375 Total Sources $1,375 Enterprise Value ($M) $1,033 207,210,215 160,186,237 Commentary 97,140,225 › All Innoviz existing shareholders retain stake in the company 23,174,194 4% › Transaction proceeds will be used for development of Innoviz next generation 187,240,247 Innoviz Existing Shareholders products and continued commercialization efforts 14% 216,244,248 › The transaction, which has been unanimously approved by the boards of directors of Public SPAC Shareholders 214,227,255 Extra colour 216/244/248 both Innoviz and Collective Growth, is targeted to close in the first quarter of 2021 11% › Additional shares to be granted pursuant to an earn-out to certain members of PIPE Investors 229,231,234 3 3 Innoviz management (1.25m) , Antara Capital (325k) and Perception Capital Company colour 9/24/53 71% 3 (2.125m) , if the stock trades at or above 125% of the implied Innoviz share value for Sponsor Shares 184,188,196 10 out of 20 trading days at any time before 4 years following completion of the business combination 2 3 4 ¹ Assumes no redemptions from SPAC’s existing public shareholders; Expected cash on Innoviz balance sheet as of the end of 2020; Assumes new shares issued at $10.00 per share following expected reverse stock split prior to the effective time of the merger; Illustrative pro forma ownership reflects ownership before taking into account a post-closing management incentive equity plan and assumes no redemptions from SPAC’s existing public shareholders. Innoviz existing shareholders include 2.5m shares issued to management as part of this transaction. Sponsor Shares includes shares owned both by Antara Capital, Perception Capital and Collective Growth Corp. sponsors. Note: all share counts and ownership data do not take into account 20.9m warrants with $11.50 exercise price held by SPAC public shareholders, the co-sponsors and Innoviz shareholders and management 29 29 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Pro Forma 4 OwnershipBody Text and 0 Headings Transaction Overview Background 255 Message Box, Pro Forma Equity Ownership 231,230,230 Table Highlight 3 Sources ($m) Uses ($m) Pro Forma Valuation Tablerow dividing 68,84,106 Additional lines colours Equity of Existing Innoviz Equity of Existing Innoviz $975 $975 Share Price $10.00 Shareholders Shareholders 139,223,234 Primary Six 62,201,220 1 Chart Colours SPAC Cash in Trust $150 Cash to Balance Sheet $370 x Pro Forma Shares Outstanding (M) 140.3 48,117,255 0,32,96 Total PIPE Proceeds $200 Estimated Fees and Expenses $30 Market Cap ($M) $1,403 176,182,191 2 Existing Innoviz Cash $50 Less: Net Cash ($M) $(370) 124/133/148 96,103,115 Total Sources $1,375 Total Sources $1,375 Enterprise Value ($M) $1,033 207,210,215 160,186,237 Commentary 97,140,225 › All Innoviz existing shareholders retain stake in the company 23,174,194 4% › Transaction proceeds will be used for development of Innoviz next generation 187,240,247 Innoviz Existing Shareholders products and continued commercialization efforts 14% 216,244,248 › The transaction, which has been unanimously approved by the boards of directors of Public SPAC Shareholders 214,227,255 Extra colour 216/244/248 both Innoviz and Collective Growth, is targeted to close in the first quarter of 2021 11% › Additional shares to be granted pursuant to an earn-out to certain members of PIPE Investors 229,231,234 3 3 Innoviz management (1.25m) , Antara Capital (325k) and Perception Capital Company colour 9/24/53 71% 3 (2.125m) , if the stock trades at or above 125% of the implied Innoviz share value for Sponsor Shares 184,188,196 10 out of 20 trading days at any time before 4 years following completion of the business combination 2 3 4 ¹ Assumes no redemptions from SPAC’s existing public shareholders; Expected cash on Innoviz balance sheet as of the end of 2020; Assumes new shares issued at $10.00 per share following expected reverse stock split prior to the effective time of the merger; Illustrative pro forma ownership reflects ownership before taking into account a post-closing management incentive equity plan and assumes no redemptions from SPAC’s existing public shareholders. Innoviz existing shareholders include 2.5m shares issued to management as part of this transaction. Sponsor Shares includes shares owned both by Antara Capital, Perception Capital and Collective Growth Corp. sponsors. Note: all share counts and ownership data do not take into account 20.9m warrants with $11.50 exercise price held by SPAC public shareholders, the co-sponsors and Innoviz shareholders and management 29 29 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Pro Forma 4 Ownership

Body Text and 0 Headings Operational Benchmarking Background 255 Message Box, 231,230,230 Table Highlight 2020E-2022E Revenue Growth Tablerow dividing 68,84,106 Median: 159.8% Median: 17.2% Median: 72.3% Additional lines 242.5% colours 171.0% 159.8% 115.2% 139,223,234 82.4% 72.3% 34.5% Primary Six 66.0% 62,201,220 17.5% 17.2% 8.9% 6.0% Chart Colours 48,117,255 Innoviz AEVA Luminar Velodyne Ambarella NVIDIA Xilinx Xpeng NIO Li Auto Tesla Cree 0,32,96 2023E-2025E 2023E-2025E 2023E-2025E 2023E-2024E 176,182,191 2021E Gross Profit Margin 124/133/148 Median: 62.7% Median: 66.0% Median: 17.5% 96,103,115 69.2% 66.0% 207,210,215 63.4% 62.7% 60.4% 57.8% 51.6% 37.5% 160,186,237 21.8% 17.5% 16.5% 12.9% 97,140,225 23,174,194 Innoviz Luminar AEVA Velodyne Xilinx NVIDIA Ambarella Cree Tesla NIO Li Auto Xpeng 187,240,247 2025E 2025E 2025E 2024E 216,244,248 2021E EBITDA Margin 214,227,255 Extra colour 216/244/248 Median: 39.4% Median: 31.8% Median: 14.0% 47.2% 43.6% 39.4% 31.8% 30.8% 229,231,234 19.0% Company colour 21.8% 9/24/53 11.9% 9.0% NM NM NM 184,188,196 Innoviz Luminar AEVA Velodyne NVIDIA Xilinx Ambarella Tesla Cree Li Auto NIO Xpeng 2025E 2025E 2025E 2024E LiDAR High-Growth Semis Disruptive AutoTech Source: Latest publicly available financial statements. Market data as of 09-Dec-2020. Note: Equity Market Cap based on diluted shares outstanding. Projections for the High-Growth Semis and Disruptive AutoTech peers are based on IBES median estimates and/or other Wall Street research. Projections for the LiDAR peers are based on publicly available investor presentations. All research estimates have been calendarized to December. Negative margins are presented as “NM”. 30 30 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Operational Benchmarking Background 255 Message Box, 231,230,230 Table Highlight 2020E-2022E Revenue Growth Tablerow dividing 68,84,106 Median: 159.8% Median: 17.2% Median: 72.3% Additional lines 242.5% colours 171.0% 159.8% 115.2% 139,223,234 82.4% 72.3% 34.5% Primary Six 66.0% 62,201,220 17.5% 17.2% 8.9% 6.0% Chart Colours 48,117,255 Innoviz AEVA Luminar Velodyne Ambarella NVIDIA Xilinx Xpeng NIO Li Auto Tesla Cree 0,32,96 2023E-2025E 2023E-2025E 2023E-2025E 2023E-2024E 176,182,191 2021E Gross Profit Margin 124/133/148 Median: 62.7% Median: 66.0% Median: 17.5% 96,103,115 69.2% 66.0% 207,210,215 63.4% 62.7% 60.4% 57.8% 51.6% 37.5% 160,186,237 21.8% 17.5% 16.5% 12.9% 97,140,225 23,174,194 Innoviz Luminar AEVA Velodyne Xilinx NVIDIA Ambarella Cree Tesla NIO Li Auto Xpeng 187,240,247 2025E 2025E 2025E 2024E 216,244,248 2021E EBITDA Margin 214,227,255 Extra colour 216/244/248 Median: 39.4% Median: 31.8% Median: 14.0% 47.2% 43.6% 39.4% 31.8% 30.8% 229,231,234 19.0% Company colour 21.8% 9/24/53 11.9% 9.0% NM NM NM 184,188,196 Innoviz Luminar AEVA Velodyne NVIDIA Xilinx Ambarella Tesla Cree Li Auto NIO Xpeng 2025E 2025E 2025E 2024E LiDAR High-Growth Semis Disruptive AutoTech Source: Latest publicly available financial statements. Market data as of 09-Dec-2020. Note: Equity Market Cap based on diluted shares outstanding. Projections for the High-Growth Semis and Disruptive AutoTech peers are based on IBES median estimates and/or other Wall Street research. Projections for the LiDAR peers are based on publicly available investor presentations. All research estimates have been calendarized to December. Negative margins are presented as “NM”. 30 30 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Valuation Benchmarking Background 255 Message Box, 231,230,230 Table Highlight EV / 2021E Revenues Tablerow dividing 68,84,106 Median: 5.2x Median: 13.2x Median: 21.4x Additional lines colours 36.1 x 26.2 x 21.4 x 14.0 x 20.3 x 20.8 x 14.5 x 13.2 x 139,223,234 8.3 x Primary Six 5.2 x 3.2 x 1.8 x 62,201,220 Chart Colours 48,117,255 Innoviz Luminar Velodyne AEVA NVIDIA Ambarella Xilinx¹ Xpeng NIO Tesla Li Auto Cree 0,32,96 2025E 2025E 2024E 2025E 176,182,191 EV / 2021E Revenue Growth Adjusted 124/133/148 Median: 0.08x Median: 0.93x Median: 0.32x 96,103,115 2.33 x 207,210,215 1.18 x 0.93 x 0.76 x 160,186,237 0.62 x 0.32 x 0.31 x 0.29 x 0.09 x 0.08 x 0.01 x 0.01 x 97,140,225 23,174,194 Innoviz Velodyne Luminar AEVA NVIDIA Xilinx¹ Ambarella Cree Tesla NIO Xpeng Li Auto 2025E 2024E 2025E 2025E 187,240,247 216,244,248 EV / 2021E EBITDA Median: 23.8x Median: 35.2x 214,227,255 Extra colour 216/244/248 43.4 x 33.4 x 27.1 x 23.8 x 229,231,234 Company colour 9/24/53 5.8 x 8.0 x NM NM NM NM NM NM 184,188,196 Innoviz Velodyne Luminar AEVA NVIDIA Xilinx¹ Ambarella Tesla Cree Li Auto NIO Xpeng 2025E 2024E 2025E 2025E LiDAR High-Growth Semis Disruptive AutoTech Source: Latest publicly available financial statements. Market data as of 09-Dec-2020. Note: Equity Market Cap based on diluted shares outstanding. Projections for the High-Growth Semis and Disruptive AutoTech peers are based on IBES median estimates and/or other Wall 1 Street research. Projections for the LiDAR peers are based on publicly available investor presentations. All research estimates have been calendarized to December. Negative multiples, or multiples greater than 50 are presented as “NM”. Xilinx undisrupted share price as of 08- Oct-2020, before it was reported that Advanced Micro Devices is interested in acquiring the company. 31 31 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Valuation Benchmarking Background 255 Message Box, 231,230,230 Table Highlight EV / 2021E Revenues Tablerow dividing 68,84,106 Median: 5.2x Median: 13.2x Median: 21.4x Additional lines colours 36.1 x 26.2 x 21.4 x 14.0 x 20.3 x 20.8 x 14.5 x 13.2 x 139,223,234 8.3 x Primary Six 5.2 x 3.2 x 1.8 x 62,201,220 Chart Colours 48,117,255 Innoviz Luminar Velodyne AEVA NVIDIA Ambarella Xilinx¹ Xpeng NIO Tesla Li Auto Cree 0,32,96 2025E 2025E 2024E 2025E 176,182,191 EV / 2021E Revenue Growth Adjusted 124/133/148 Median: 0.08x Median: 0.93x Median: 0.32x 96,103,115 2.33 x 207,210,215 1.18 x 0.93 x 0.76 x 160,186,237 0.62 x 0.32 x 0.31 x 0.29 x 0.09 x 0.08 x 0.01 x 0.01 x 97,140,225 23,174,194 Innoviz Velodyne Luminar AEVA NVIDIA Xilinx¹ Ambarella Cree Tesla NIO Xpeng Li Auto 2025E 2024E 2025E 2025E 187,240,247 216,244,248 EV / 2021E EBITDA Median: 23.8x Median: 35.2x 214,227,255 Extra colour 216/244/248 43.4 x 33.4 x 27.1 x 23.8 x 229,231,234 Company colour 9/24/53 5.8 x 8.0 x NM NM NM NM NM NM 184,188,196 Innoviz Velodyne Luminar AEVA NVIDIA Xilinx¹ Ambarella Tesla Cree Li Auto NIO Xpeng 2025E 2024E 2025E 2025E LiDAR High-Growth Semis Disruptive AutoTech Source: Latest publicly available financial statements. Market data as of 09-Dec-2020. Note: Equity Market Cap based on diluted shares outstanding. Projections for the High-Growth Semis and Disruptive AutoTech peers are based on IBES median estimates and/or other Wall 1 Street research. Projections for the LiDAR peers are based on publicly available investor presentations. All research estimates have been calendarized to December. Negative multiples, or multiples greater than 50 are presented as “NM”. Xilinx undisrupted share price as of 08- Oct-2020, before it was reported that Advanced Micro Devices is interested in acquiring the company. 31 31 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Innoviz Intrinsic Value Potential Well Above Transaction Value Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours Transaction Value Comparable Valuation Sensitivity Analysis 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 1 2 LiDAR Peers Broader Peer Group 0,32,96 $3.6bn 176,182,191 $3.5bn 124/133/148 96,103,115 207,210,215 160,186,237 $3.0bn 97,140,225 $2.5bn Midpoint EV 23,174,194 $2.3bn 187,240,247 216,244,248 Current Enterprise Value Future Enterprise Value $1.0bn based on LiDAR peers’ ’24E / discounted back 4 years at 214,227,255 Extra colour 216/244/248 1.8x 2025E Revenue ’25E EV / Revenue multiple 20% Discount Rate 229,231,234 Company colour 9/24/53 184,188,196 Post-Money 5.0x +/- 20% 2025E Revenue 9.0x - 13.0x 2025E Revenue Enterprise Value Note: Figures in bar charts represent current enterprise value 1 2 Includes Luminar, Velodyne and Aeva . Includes NVIDIA, Ambarella, Xilinx, Xpeng, Li Auto, NIO, Tesla and CREE. 32 32 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Innoviz Intrinsic Value Potential Well Above Transaction Value Background 255 Message Box, 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional lines colours Transaction Value Comparable Valuation Sensitivity Analysis 139,223,234 Primary Six 62,201,220 Chart Colours 48,117,255 1 2 LiDAR Peers Broader Peer Group 0,32,96 $3.6bn 176,182,191 $3.5bn 124/133/148 96,103,115 207,210,215 160,186,237 $3.0bn 97,140,225 $2.5bn Midpoint EV 23,174,194 $2.3bn 187,240,247 216,244,248 Current Enterprise Value Future Enterprise Value $1.0bn based on LiDAR peers’ ’24E / discounted back 4 years at 214,227,255 Extra colour 216/244/248 1.8x 2025E Revenue ’25E EV / Revenue multiple 20% Discount Rate 229,231,234 Company colour 9/24/53 184,188,196 Post-Money 5.0x +/- 20% 2025E Revenue 9.0x - 13.0x 2025E Revenue Enterprise Value Note: Figures in bar charts represent current enterprise value 1 2 Includes Luminar, Velodyne and Aeva . Includes NVIDIA, Ambarella, Xilinx, Xpeng, Li Auto, NIO, Tesla and CREE. 32 32 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

\\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 20.08.02 New Investor Presentation\Graphics\A I\04 Dividers.ai \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 Appendix 20.08.02 New Investor Presentation\Graphics\J PEG\ 1/8/20 \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 20.08.02 New Investor Presentation\Graphics\A I\04 Dividers.ai \\firmwide.corp.gs.com\i bdroot\projects\IBD- LN\intermixed2020\660 427_1\Presentations\20 Appendix 20.08.02 New Investor Presentation\Graphics\J PEG\ 1/8/20

Body Text and 0 Headings Revenues Breakdown Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional 0.5 4 21 117 446 1,175 lines colours 139,223,234 581 Primary Six 62,201,220 Chart Colours 43 48,117,255 0,32,96 176,182,191 148 124/133/148 96,103,115 207,210,215 160,186,237 165 97,140,225 237 23,174,194 187,240,247 17 216,244,248 59 79 23 9 214,227,255 Extra colour 216/244/248 70 226 11 4 5 5 8 3 23 1 229,231,234 Company colour 90 9/24/53 5 25 1 4 27 184,188,196 2020 2021 2022 2023 2024 2025 Level 2+ OEM Level 3 OEM Level 4 Robo Vehicles & Others Total Software Income Number of LiDARs in '000 Note: Preliminary management projections 34 34 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Revenues Breakdown Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight Tablerow dividing 68,84,106 Additional 0.5 4 21 117 446 1,175 lines colours 139,223,234 581 Primary Six 62,201,220 Chart Colours 43 48,117,255 0,32,96 176,182,191 148 124/133/148 96,103,115 207,210,215 160,186,237 165 97,140,225 237 23,174,194 187,240,247 17 216,244,248 59 79 23 9 214,227,255 Extra colour 216/244/248 70 226 11 4 5 5 8 3 23 1 229,231,234 Company colour 90 9/24/53 5 25 1 4 27 184,188,196 2020 2021 2022 2023 2024 2025 Level 2+ OEM Level 3 OEM Level 4 Robo Vehicles & Others Total Software Income Number of LiDARs in '000 Note: Preliminary management projections 34 34 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Body Text and 0 Headings Projected Opex and Capex Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight % of Total NM NM 406.8% 129.8% 48.1% 22.6% Tablerow dividing 68,84,106 Revenues Additional lines Average # colours 264 357 420 477 535 595 of FTEs 139,223,234 131 Primary Six 62,201,220 Chart Colours 16 48,117,255 114 0,32,96 103 15 95 176,182,191 28 90 14 124/133/148 11 19 11 96,103,115 14 11 68 9 207,210,215 9 160,186,237 6 97,140,225 23,174,194 87 80 75 73 71 187,240,247 53 216,244,248 214,227,255 Extra colour 216/244/248 2020 2021 2022 2023 2024 2025 229,231,234 Company colour 9/24/53 R&D S&M G&A 184,188,196 Select Cash Flow Items Capex (4) (6) (8) (14) (19) (29) 1 NRE 1 3 4 7 8 9 1 Note: Preliminary management projections. NRE cash inflows are recognized as deferred revenues over the lifetime of the different programs. 35 35 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner. Body Text and 0 Headings Projected Opex and Capex Background 255 Message Box, In $M, Non-GAAP 231,230,230 Table Highlight % of Total NM NM 406.8% 129.8% 48.1% 22.6% Tablerow dividing 68,84,106 Revenues Additional lines Average # colours 264 357 420 477 535 595 of FTEs 139,223,234 131 Primary Six 62,201,220 Chart Colours 16 48,117,255 114 0,32,96 103 15 95 176,182,191 28 90 14 124/133/148 11 19 11 96,103,115 14 11 68 9 207,210,215 9 160,186,237 6 97,140,225 23,174,194 87 80 75 73 71 187,240,247 53 216,244,248 214,227,255 Extra colour 216/244/248 2020 2021 2022 2023 2024 2025 229,231,234 Company colour 9/24/53 R&D S&M G&A 184,188,196 Select Cash Flow Items Capex (4) (6) (8) (14) (19) (29) 1 NRE 1 3 4 7 8 9 1 Note: Preliminary management projections. NRE cash inflows are recognized as deferred revenues over the lifetime of the different programs. 35 35 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.